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                                                                EXHIBIT (a)(7)


FOR IMMEDIATE RELEASE

                                                Contact:   John D. Tyson
                                                           Charles A. Bowman
                                                           616-724-5406

             SPX ANNOUNCES NEW FINANCIAL STRATEGY THAT INCLUDES A
         "DUTCH AUCTION" REPURCHASE OF 2.7 MILLION SHARES BETWEEN $48
        AND $56 PER SHARE AND ELIMINATION OF QUARTERLY CASH DIVIDENDS


        MUSKEGON, MI -- April 10, 1997 -- SPX Corporation (NYSE:SPW) today announced a new financial strategy that provides the company added flexibility and a more efficient capital structure. The new strategy includes a "Dutch auction" tender offer commencing tomorrow, April 11, for 2.7 million shares at a price not less than $48 nor greater than $56 per share. The company also announced that future distributions are expected to be made through share repurchases and that quarterly cash dividends are eliminated.

        The new strategy aligns the company's financial and capital policies with the Economic Value Added (EVA) financial management system that has been the basis of its performance measurement and compensation systems since early 1996. The company has taken several actions in conjunction with the new financial strategy, some of which were recently executed and others that commence tomorrow, including:

        * Completion of a tender offer to purchase for cash all of the company's outstanding 11 3/4% Senior Subordinated Notes Due 2002, $128,415,000 in principal amount, and elimination of certain restrictive covenants. The company commenced the tender on March 11, 1997, and tenders for $126,739,000 of notes and consents to eliminate the covenants occurred on March 25, 1997. Payment will be made on April 14, 1997. The completion of this action eliminated restrictive covenants which, among other things, prevented the company from repurchasing its own shares.

        * Negotiation of a new credit agreement that provides lower cost capital and flexibility needed to fund positive EVA growth investments. The company received a firm commitment for a $400 million unsecured line of credit on March 31, 1997. The new credit facility will provide the company with less restrictive covenants and lower cost capital in support of its growth
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strategy, permit the "Dutch auction" announced today, provide immediate capacity for acquisitions and add sufficient working capital flexibility for the immediate future.

        * Execution of a leveraged share repurchase using a self-tender "Dutch auction" for 2.7 million shares, approximately 18% of the company's outstanding shares. The "Dutch auction" tender offer commences tomorrow, at a price of not less than $48 nor more than $56 per share, and expires at midnight on May 8, 1997. The "Dutch auction" self-tender allows the company to quickly releverage, lower its cost of capital, and distribute cash to tendering shareholders. Company directors and management have indicated that they will not tender their shares in the "Dutch auction."

        The tender offer will be subject to various terms and conditions described in the offering materials being distributed to shareholders. Under the terms of the "Dutch auction" offer, SPX shareholders will be given the opportunity to specify prices within the company's stated price range at which they are willing to tender their shares. Upon receipt of the tenders, SPX will determine a final price that enables it to purchase up to the stated number of shares from those shareholders who agreed to sell at or below the company-selected purchase price. All shares purchased will be at the same price. No transaction costs will be charged to tendering shareholders. If more than 2.7 million shares are tendered at or below the purchase price, there will be a proration.

        The tender offer will not be contingent upon any minimum number of shares being offered. The company intends to use borrowings under its revolving credit facility to purchase the shares.

        Goldman, Sachs & Co. will act as Dealer Managers for the tender offer. The Information Agent is Kissel-Blake, Inc. Persons with questions about the tender offer should contact the Dealer Managers at 800-828-3182, or the Information Agent at 800-554-7733.

        Following completion of the "Dutch auction" tender offer, the company has been authorized to purchase up to an additional 200,000 shares through open market or privately negotiated transactions.

        * Elimination of the quarterly cash dividend in favor of share repurchases as the preferred method of returning cash to shareholders. The company believes that repurchasing shares is a superior method of distributing cash to shareholders because it gives the shareholder a choice of whether or not to participate in the distribution. Additionally, for many shareholders, repurchases are more tax effective.
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        *Establishment of a target book debt-to-total-capital ratio of  50%, which management believes is appropriate for the company long-term. Immediately after the "Dutch auction," the company's leverage will exceed the target, but management believes that it can achieve this ratio within three years.

        Commenting on today's announcement, John B. Blystone, Chairman, President and Chief Executive Officer of SPX Corporation said, "The implementation of this new financial strategy is completely consistent with the EVA discipline at SPX. It provides the financial flexibility and resources the company needs to move rapidly ahead with its plans for global growth, and it positions the company's stock for future appreciation."

        Mr. Blystone also said, "The actions announced today reflect the leadership team's confidence in the company's potential. The use of appropriate leverage for these transactions should provide assurance to shareholders that future strategic acquisitions will be value enhancing. We remain positive in our outlook for the business in 1997 and beyond."

        Patrick J. O'Leary, Vice President and Chief Financial Officer of SPX Corporation said, "The company's purchase of its common stock in this way is an attractive and speedy use of financial resources that will result in a more efficient and balanced capital structure and a lower cost of capital. SPX will continue to have ready access to sources of capital to make investments in the business, including acquisition opportunities that may become available."

        Mr. O'Leary added, "We are giving our shareholders a choice. Investors may choose to tender and receive an aggregate distribution equal to approximately 25 years of cash dividends at the current dividend payout rate. Other investors who are supportive of our EVA culture and the cash dividend elimination may choose to remain invested. Our focus continues to be on maximizing the wealth of all shareholders."

        SPX Corporation is a global provider of Vehicle Service Solutions to franchised dealers and independent service locations, Service Support to Vehicle Manufacturers, and Original Equipment Components to the worldwide motor vehicle industry.

                                     ###

        Statements in this press announcement that are not strictly historical are "forward-looking" statements within the meaning of the Safe Harbor provisions of the federal securities laws. Investors are cautioned that such statements are merely predictions and speak only as of the date of this release. Actual results may differ materially due to risks and uncertainties that are described in the Company's Form 10-K for fiscal year 1996 and the 1996 Annual Report to Shareholders.